UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  ------------

                                 AMENDMENT NO. 3
                                       TO
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                  Peapod, Inc.
                              ------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                    704718105
                                 (CUSIP Number)
Mr. A.H.P.M. van Tielraden                         with copies to:
Koninklijke Ahold N.V.                             John Reiss, Esq.
Albert Heijnweg 1                                  White & Case LLP
1507 EH Zaandam                                    1155 Avenue of the Americas
The Netherlands                                    New York, NY 10036
011-31-75-659-9111                                 212-819-8200

(Name, Address and Telephone Number of Person  Authorized to Receive Notices and
 Communications)

CUSIP No. 704718105
================================================================================

-------- -----------------------------------------------------------------------
 1       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Koninklijke Ahold N.V.             I.R.S. IDENTIFICATION NO. 000000000

-------- -----------------------------------------------------------------------
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) /x/

-------- -----------------------------------------------------------------------
 3       SEC USE ONLY


-------- -----------------------------------------------------------------------
 4       SOURCE OF FUNDS

         WC

-------- -----------------------------------------------------------------------
 5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED          / /
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
 6       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Netherlands

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY        7      SOLE VOTING POWER
OWNED BY EACH REPORTING PERSON              58,262,727 (1) (2)
WITH
                                    ------- ------------------------------------
                                     8      SHARED VOTING POWER
                                            None
                                    ------- ------------------------------------
                                     9      SOLE DISPOSITIVE POWER
                                            58,262,727 (1) (2)
                                    ------- ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                            None
-------- -----------------------------------------------------------------------
 11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         58,262,727 (1) (2)
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                    / /

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         78.9% (2)
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

          (1) The shares of common stock of Peapod, Inc. (the "Issuer") covered by this report are (a) purchasable by Koninklijke Ahold N.V. ("Ahold") upon conversion or exercise of (i) 726,371 shares of Series C Convertible Preferred Stock (the "Series C Shares") of the Issuer which would be convertible into initially 19,369,873 shares of Common Stock, representing approximately 51.9% of the total outstanding shares of Common Stock as of October 6, 2000 (based on information received from the Issuer and treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series C Convertible Preferred Stock), (ii) the warrant (the "Previously Issued Warrant") granted by the Issuer to Ahold pursuant to the Warrant Agreement dated as of April 10, 2000, to initially purchase 100,000 shares of Common Stock, (iii) the warrant (the "Warrant (Credit Agreement)") dated as of April 14, 2000, to initially purchase 3,566,667 shares of Common Stock, and (iv) the warrant (the "Warrant (Preferred Stock)", and together with the Previously Issued Warrant and the Warrant (Credit Agreement), the "Warrants")) dated as of June 30, 2000, to purchase initially 32,894,270 shares of Common Stock, and (b) 2,331,917 shares of Common Stock which Ahold owns, representing with the shares of common stock subject to conversion under the Series C Convertible Preferred Stock approximately 58.1% of the total outstanding shares of Common Stock as of October 6, 2000 (based on information received from the Issuer and treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series C Convertible Preferred Stock).

          Prior to the exercise of the Warrants, Ahold is not entitled to any rights as a shareholder of the Issuer as to the shares covered by the Warrants. The Warrants may be exercised at any time.

          On October 12, 2000 Ahold exchanged the 726,371 shares of Series B Convertible Preferred Stock (the "Shares") held by it for 726,371 Series C Shares.

          (2) Based on information received from the Issuer, the number of shares indicated represents approximately 78.9% of the total outstanding shares of Common Stock as of October 6, 2000 (treating as outstanding for this purpose the shares of Common Stock subject to conversion under the Series C Shares and the shares of Common Stock subject to exercise under the Warrants).

          This Amendment No. 3 amends and supplements the Schedule 13D filed on April 24, 2000 as amended by Amendment No. 1 to Schedule 13D filed on June 30, 2000 and Amendment No. 2 to Schedule 13D filed on October 11, 2000, relating to the shares of common stock, $0.01 par value per share ("Common Stock"), of Peapod, Inc., a Delaware corporation (the "Issuer"), the principal executive offices of which are located at 9933 Woods Drive, Skokie, Illinois 60077. Terms not otherwise defined herein shall have the respective meaning given to such terms in the Schedule 13D filed on April 24, 2000.

Item 3.  Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended by adding after the final paragraph of the item the following:

          "Exchange for Series C Convertible Preferred Stock.
          --------------------------------------------------

          On October 12, 2000 Ahold exchanged 726,371 Shares held by it for 726,371 Series C Shares. The sole consideration for the 726,371 Series C Shares was the 726,371 Shares."

Item 4.  Purpose of the transaction.

          Items 4(a) to (j) is hereby amended by adding immediately before the penultimate paragraph of the item the following:

          "Exchange of Shares for Series C Shares.
          ---------------------------------------

          On October 12, 2000 Ahold exchanged 726,371 Shares held by it for 726,371 Series C Shares pursuant to the terms of an Exchange Agreement and First Amendment to Purchase Agreement (Dated April 14, 2000) dated as of October 12, 2000 (the "Exchange Agreement"), a copy of which is filed as Exhibit 10.12 hereto. The Series C Shares have the same terms as the Shares except that, in lieu of a provision for mandatory redemption by the Issuer of the Shares, the Series C Shares provide for an increase in the dividend rate on the Series C Shares to 16% from and after June 30, 2008. The Issuer filed a Certificate of Designations of Series C Convertible Preferred Stock of Peapod, Inc., dated as of October 11, 2000 as amended on October 13, 2000, a copy of which is filed as
Exhibit 10.13 hereto.

          Concurrently with the execution of the Exchange Agreement, the Issuer amended the Issuer's stockholders rights plan to provide the Series C Shares with the same rights as those provided under the rights plan for the Shares."

Item 5.  Interest in Securities of the Issuer.

          Item 5(a) is hereby amended and restated in its entirety to read as follows:

          "(a) Through its holding of 2,331,917 shares of Common Stock and upon conversion of the Series C Shares and exercise of the Warrants, Ahold may be deemed to be the beneficial owner of 58,262,727 shares of Common Stock, which would represent approximately 78.9% of the shares of Common Stock outstanding as of October 6, 2000 (based on information received from the Issuer and treating as outstanding for this purpose the shares of Common Stock subject to the Series C Shares and the Warrants)."

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Item 6 is hereby amended and restated in its entirety to read as follows:

          "The Issuer and Ahold entered into the Exchange Agreement, according to which Ahold exchanged 726,371 Shares held by it for 726,371 Series C Shares."

Item 7.   Material to be Filed as Exhibits.

          Item 7 is hereby amended by adding after the final paragraph of the item the following:

"10.12 Exchange Agreement and First Amendment to Purchase Agreement (Dated April 14, 2000), dated as of October 12, 2000 by and among Peapod, Inc. and Koninklijke Ahold N.V.

10.13 Certificate of Designations of Series C Convertible Preferred Stock of Peapod, Inc., dated as of October 11, 2000 and as amended on October 13, 2000."

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2000


                                       KONINKLIJKE AHOLD N.V.



                                       By:  /s/ A.H.P.M. van Tielraden
                                            ----------------------------------
                                            Name: A.H.P.M. van Tielraden
                                            Title: General Counsel

                                  EXHIBIT INDEX


10.12 Exchange Agreement and First Amendment to Purchase Agreement (Dated April 14, 2000), dated as of October 12, 2000 by and among Peapod, Inc. and Koninklijke Ahold N.V.

10.13 Certificate of Designations of Series C Convertible Preferred Stock of Peapod, Inc., dated as of October 11, 2000 and as amended on October 13, 2000.